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                             January 30, 2024

       Na Mei
       Chief Financial Officer
       Yiren Digital Ltd.
       28/F China Merchants Bureau Building, 118 Jianguo Road
       Chaoyang District, Beijing 100022
       The People's Republic of China

                                                        Re: Yiren Digital Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 17, 2023
                                                            File No. 001-37657

       Dear Na Mei:

              We have reviewed your November 17, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

       Form 20-F for the Fiscal Year End December 31, 2022

       Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable
       Interest Entities, page 3

   1. We note your response to our prior comment 1 and reissue the comment in part. We note your proposed
disclosure that "we," "us," "our company" and "our" will refer to Yiren
                                                        Digital Ltd., its
subsidiaries, and, only in the context of describing your operations and consolidated financial
information, the consolidated variable interest entities in China.
                                                        Refrain from using
terms such as "we" or "our" when describing activities or functions of a VIE. As such, please
confirm that in future filings you will clearly disclose how you will refer to the
holding company, subsidiaries, and VIEs when providing the disclosure throughout the document
so that it is clear to investors which entity the disclosure is
 Na Mei
Yiren Digital Ltd.
January 30, 2024
Page 2
         referencing and which subsidiaries or entities are conducting the business operations.
         Please include your revised proposed disclosure in your response letter.
       Please contact William Schroeder at 202-551-3294 or Ben Phippen at 202-551-3697 if
you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameNa Mei                                      Sincerely,
Comapany NameYiren Digital Ltd.
                                                              Division of
Corporation Finance
January 30, 2024 Page 2                                       Office of Finance
FirstName LastName